Exhibit 99.1

Media Release

Planegg/Munich, Germany, December 1, 2020

Thomas Biegi Joins MorphoSys as

Head of Corporate Communications

MorphoSys (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) announced today that Thomas Biegi joins the company as Vice President, Head of Corporate Communications, effective December 1, 2020. In this newly created role, he will report to Chief Executive Officer Jean-Paul Kress.

Thomas joins MorphoSys from Pfizer Inc., where he led global and U.S. communications for Pfizer Oncology at its headquarters in New York City. Prior to that role, Thomas was leading media relations and acting as company spokesman for Pfizer’s Essential Health business. He joined Pfizer in 2008 and held various leadership positions in the German organization before moving to the United States in 2017.

“We are delighted to welcome Thomas as an internationally experienced communications professional with strong expertise in healthcare and patient communications,” said Jean-Paul Kress, M.D., CEO of MorphoSys. “Following the successful launch of Monjuvi® in the United States, Thomas will play a key role in advancing our mission to improve the lives of patients suffering from serious diseases and positioning MorphoSys as a global biopharmaceutical company and emerging leader in oncology and autoimmune disease.”

Thomas started his career at Daimler and holds a B.A. in Business Administration from the University of Cooperative Education in Mannheim as well as a M.A. in Media and Communication Studies from the Freie Universität in Berlin.

About Monjuvi® (tafasitamab-cxix)

Monjuvi is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP).

Monjuvi is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT).

In January 2020, MorphoSys and Incyte entered into a collaboration and licensing agreement to further develop and commercialize Monjuvi globally. Monjuvi will be co-commercialized by Incyte and MorphoSys in the United States. Incyte has exclusive commercialization rights outside the United States.

A marketing authorization application (MAA) seeking the approval of tafasitamab in combination with lenalidomide in the EU has been validated by the European Medicines Agency (EMA) and is currently under review for the treatment of adult patients with relapsed or refractory DLBCL, including DLBCL arising from low grade lymphoma, who are not candidates for ASCT.

Tafasitamab-cxix is being clinically investigated as a therapeutic option in B-cell malignancies in a number of ongoing combination trials.

Monjuvi® is a registered trademark of MorphoSys AG.

XmAb® is a registered trademark of Xencor, Inc.

About MorphoSys

MorphoSys is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 27 are currently in clinical development. In 2017, Tremfya®, developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of MorphoSys’ proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees. More information at www.morphosys.com or www.morphosys-us.com.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding tafasitamab’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

Media Contacts: Thomas Biegi Head of Corporate Communications Tel: +49 89 89927 26079 Thomas.Biegi@morphosys.com	Investor Contact: Dr. Julia Neugebauer Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com